SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
A.	Name: TFLIC Pooled Account No. 44

B.	Address of Principal Business Office (Number and Street, City, State, Zip Code):

4 Manhattanville Road Purchase, NY 10577

C.	Telephone Number (including area code):

(914) 697-8000

D.	Name and address of agent for service of process:

Robert F. Colby, Esq. 4 Manhattanville Road Purchase, NY 10477

E.	Copy to:

Stephen Roth, Esq. Sutherland Asbill & Brennan 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

F.	Check Appropriate Box

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☑           No ☐

     Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Purchase, and State of New York this 21st day of December, 2009.

TFLIC Pooled Account No. 44 (Name of Registrant)

By:	Transamerica Financial Life Insurance Company
(Name of Depositor)

By:	/s/ Peter G. Kunkel
Peter G. Kunkel

Title: President

ATTEST:
By:	/s/ Robert F. Colby
Robert F. Colby
Secretary Transamerica Financial Life Insurance Company